THIRD AMENDMENT
TO
EXCLUSIVE SALES REPRESENTATION, CO-PROMOTION
AND COOPERATION AGREEMENT

          THIS THIRD AMENDMENT (the “Amendment”)’ is made and entered into as of this 27th day of October 2005, by and between Given Imaging Ltd., a company incorporated under the laws of the State of Israel (hereinafter, “Given”) and Ethicon Endo-Surgery, Inc., an Ohio corporation, acting by and through its InScope Division (hereinafter “EES”), (EES and Given hereinafter each individually also the “Party” and together also the “Parties”).

          WHEREAS, the Parties have entered into an Exclusive Sales Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, as further amended on June 2004 and on October 4, 2004 (hereinafter the “Agreement”); and

          WHEREAS, in order to facilitate the promotion of the Product and the Ancillary Products in the Territory and assist EES in the performance of its obligations under the Agreement, Given is willing to lend to EES a number of Given Diagnostic Systems (each consisting of one Rapid 3.0 Workstation and one DataRecorder 2.0) (“Given Systems”), to be used by EES solely for customer evaluations and demonstrations, all under the terms and conditions of this Amendment;

          NOW THEREFORE, in consideration of their promises and mutual covenants herein contained, the Parties hereto hereby agree as follows:

          1. Capitalized Terms. Capitalized terms not otherwise defined within this Amendment shall have the meanings assigned thereto in the Agreement.

          2. Loan of Given Systems. Given shall lend to EES fifty-five (55) Given Systems free of charge for a period of twelve (12) months from the date hereof. These systems shall be delivered to EES F.O.B (Incoterms 2000) Yoqneam, Israel and EES shall bear the risk of loss of any Given System placed with it under this Amendment for as long as such Given Systems are under its possesion or control.

          3. Use and Return of the Given Systems. EES agrees to use the Given Systems delivered to it hereunder solely for customer evaluations, demonstrations and training, and not for any other purpose whatsoever, including resale, and to use its reasonable efforts to market and promote purchases of the Given System in the Territory. Given shall be entitled to request the return of any Given System at any time if it has determined that such Given System is not being used by EES in such a manner. Otherwise, at the end of the said twelve-month period, EES shall return the Given Systems to Given. Whether returned pursuant to Given request or the expiration of the said 12-month period, EES shall return the Given Systems at its cost in appropriate packaging in full operational and functional condition that would allow minor reconditioning at Given facilities in order to resell the equipment as ‘used’ equipment to end use customers (e.g., Workstations or Data Recorders (with normal wear and tear excepted) containing unaltered, originally installed software or authorized upgrades). EES shall bear the cost of refurbishment or repurchase at the cost actually incurred by Given for Given Systems not returned in such condition or at all.

          4. Commission on Sales of Additional Workstations.

          (a) EES hereby acknowldges that Workstations sold by Given to customers who already have a Workstation installed at their facilities, are sold at a reduced price (currently $4,995.00). Notwithstanding such reduced price, for as long as EES is using the Given Systems as set forth in Section 3 above, Given agrees that EES’ commission on sales of such additional Workstations to “hepatology centers” (as defined below) or emergency units in medical facilities that already have a Given System at another department or unit (and therefore eligible for the reduced price on the second Workstation) shall be 10% of Given’s then-effective list price for purchase of a first Workstation by an account (currently $17,500.00).

          (b) For the purpose of this Amendment, a “hepatology center” is a practice or a hospital unit that by its name specializes in hepatology or liver disease, and – if such specialization is not specified by the name of the practice or unit – then a practice or hospital unit to which the sale has resulted from an evaluation, and followed by installation and in service, of the Given System by a sales representative of EES.

          (c) The processing of requests for payment of commissions claimed under clause (a) above shall be made in a manner consistent with the payment of commissions to EES as set forth in the Agreement. The Parties shall establish a separate product code for additional Given Systems that are sold to hepatology centers or emergency units as set forth in clause (a) above.

          5. Effect on Agreement. Except as otherwise provided by this Third Amendment, the Agreement shall remain in full force and effect in accordance with its terms and does not relieve either party from any of its obligations thereunder.

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          IN WITNESS WHEREOF, the Parties hereby have executed this Third Amendment by their respective officers thereunto duly authorized on the date first written above.

ETHICON ENDO-SURGERY, INC.

By:	/s/ Jeffrey A. Mailler

Name: Jeffrey A. Mailler
Title: Vice-President, Licensing & Acquisitions

GIVEN IMAGING LTD.

By:	/s/ Gavriel Meron

Name: Gavriel Meron
Title: President & CEO

By:	/s/ Doron Birger

Name: Doron Birger
Title: Chairman